UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

LAWSON PRODUCTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

520776 10 5
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 520776 10 5                                                                                                                     Schedule 13G

1.	NAME OF REPORTING PERSON IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY) Charles Levun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER -0-
6.	SHARED VOTING POWER 1,269,678*
7.	SOLE DISPOSITIVE POWER -0-
8.	SHARED DISPOSITIVE POWER 1,269,678*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,678*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.8% based on 8,597,544 shares of Common Stock outstanding as of October 5, 2012
12.	TYPE OF REPORTING PERSON IN

--------------------------------------------------------------------------------

*  Co-trustee with Dr. Ronald B. Port.   See “Item 4.  “Ownership” for more information.

CUSIP No.  520776 10 5                                                                                                                     Schedule 13G

Item 1.
(a)           Name of Issuer:

Lawson Products, Inc.

(b)           Address of Issuer’s Principal Executive Offices:

8770 W. Bryn Mawr Ave., Suite 900, Chicago, IL 60631

Item 2.
(a)           Name of person filing:

Charles Levun

(b)	Address of principal business office or, if none, residence:

c/o  Levun, Goodman & Cohen, LLP
500 Skokie Blvd, Suite 650
Northbrook, IL  60062

(c)	Citizenship:	U.S.A.

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	520776 10 5

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                    Ownership.

See cover page.

Consists of shares of Common Stock of Lawson Products, Inc. held by Mr. Levun and Dr. Ronald B. Port as co-trustees of (i) the SLP 2003 Trust B, created pursuant to that certain trust severance dated March 6, 2008 of the Sidney L. Port 2003 Descendants Trust (“Trust B”), (ii) the Ronald B. Port Exempt Trust, and (iii) the Ronald B. Port Nonexempt Trust.  Dr. Port reports his beneficial ownership with respect to these shares in a separate Schedule 13D.  Mr. Levun disclaims any pecuniary interest in the shares held in these trusts.

Items 5 - 10.

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2013.

/s/ Charles Levun
Charles Levun